
May 20, 2013

Via E-mail
Robert S. Taubman
Michael E. Olshan
OTK Associates, LLC
200 E. Long Lake Road, Suite 300
Bloomfield Hills, MI 48304

> **Re:** **Morgans Hotel Group Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2013 by OTK Associates, LLC et al.**
> **File No. 001-33738**

Gentlemen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We noticed that the participants have disclosed their intent to use the grant of discretionary authority available under Rule 14a-4(b)(1) of Regulation 14A. Briefly advise us of the legal basis upon which the participants rely to exercise such discretionary authority for the election of director proposal ostensibly governed by Rule 14a-4(b)(2).

Information about Participants and the Solicitation

2. The term "participant" is defined in Instruction 3 to Item 4 of Schedule 14A, which schedule has been codified at Exchange Act Rule 14a-101. The term "participant" is not defined under Rule 14a-1 of Regulation 14A. Instruction 3 does not expressly provide that certain circumstances exist in which a person "may be deemed" to be a participant. This qualifying language may be construed as a disclaimer. Please revise here, and make conforming changes as needed, to make clear that each of the persons identified is a participant and that only one regulatory provision governs this determination, or advise.

Proposal 1 | Election of Directors

3.   The issuer's proxy statement indicates that "[d]irectors are elected by a plurality of the votes cast on the election of directors. Therefore, the seven nominees for election to the Board who receive the highest number of affirmative votes will be elected as directors." Advise us, with a view toward revised disclosure, why Proposal 1 does not include a similar statement. Refer to Item 21(a) of Schedule 14a and Rule 14a-5(c).

4.   Given the plurality voting approval threshold for each open director position, please disclose, if true, that no assurance can be given that directors nominated by the issuer and elected will agree to serve if OTK has success in having any of its nominees elected.

5.   Advise us, with a view towards revised disclosure, whether a successful election of a majority of the OTK director nominees will result any of the issuer's directors and/or executive officers becoming eligible to receive change of control payments.

6.   Please disclose the resulting impact on the nominees' future ability to influence the policies, direction and decision-making of the issuer if less than a majority of the OTK nominees are successfully elected.

Proposal 4: Repeal of Amendments to Company's Bylaws

7.   Please revise to indicate that to the extent any bylaws are repealed due to successful passage of this proposal, such repeal would be indiscriminatory, thereby resulting in bylaws aligned with security holder interests also being repealed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each participant is in possession of all facts relating to the disclosure, each participant is responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202.551.3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: David A. Fine, Esq.
Rachel D. Phillips, Esq.
Ropes and Gray LLP